SCHEDULE 1

Transactions in the Common Shares of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the Common Shares reported herein effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Common Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the Common Shares sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/10/2026	(14,533)	46.06	46.00 - 46.22
08/26/2026	(78,815)	46.40	46.15 - 46.77
09/02/2026	(31,342)	50.78	50.54 - 51.08
09/03/2026	(39,696)	50.57	50.50 - 50.77
09/14/2026	(78,732)	46.59	46.32 - 47.00
09/15/2026	(200,000)	48.45	47.00 - 49.27
09/16/2026	(91,415)	48.93	48.47 - 49.19
09/17/2026	(150,000)	47.99	47.47 - 48.24
09/18/2026	(59,619)	47.59	47.44 - 48.09
09/21/2026	(52,417)	46.86	46.22 - 47.20